news release

Zi Corporation Announces Nokia License

CALGARY, AB, December 22, 2004 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, announced today that Nokia has licensed its eZiText® predictive text input technology.

Zi's user-friendly text input system, eZiText, enables handset manufacturers to provide end users with easy-to-use text input experiences on mobile phones. eZiText provides faster and personalized text entry through truly predictive one-touch entry and word completion, coupled with the ability to learn from a user's usage patterns and behavior. End users are provided with easy interaction for short messaging, e-mail, e-commerce, Web browsing and similar applications in over 41 unique language databases.

About Zi Corporation
 Zi Corporation is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

Zi Corporation's world is the evolving world of human connection. A world of electronic communication devices - mobile phones, personal digital assistants, hand-held computers and television set-top boxes designed for modern communications like short messaging, e-mail, e-commerce and Web browsing. Zi provides customers with a full range of intuitive and easy to use software applications, including eZiText and eZiTap™, designed to simplify the way we enter data on communications devices, in 41 different language databases for use around the world. In other words, Zi offers usability in the palm of your hand.

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's principal shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi, eZiTap and eZiText are either trademarks or registered trademarks of Zi Corporation. All other trademarks are the property of their respective owners.

For more information:

For Zi Corporation:

Zi Corporation
Dale Kearns
Chief Financial Officer
(403) 233-8875
investor@zicorp.com

Allen & Caron Inc
Jill Bertotti (investors)
jill@allencaron.com
Len Hall (business media)
len@allencaron.com
(949) 474-4300

GBCS PR
Brian Dolby / Helen Lyman Smith (technology media)
+44 (0) 115 950 8399
brian@gbcspr.com / helen@gbcspr.com